December 6, 2007

Mr. John Cash

Branch Chief – Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:  Louisiana-Pacific Corporation

Form 10-K for the fiscal year ended December 31, 2006

File No. 1-7107

Dear Mr. Cash:

Attached are our responses to the comments detailed in your letter dated November 26, 2007 regarding the above referenced filing. As requested, the numbered responses in this letter correspond to the numbered comments in your letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Item 7. Management’s Discussion and Analysis of Financial condition and Results of Operations, page 20

1. MD&A should provide a forward-looking discussion of any known trends or uncertainties that are reasonably likely to have a material impact on your operations, financial position or liquidity. In future filings, please discuss, if material, the likely impact of matters such as the slowing of the US housing market, exchange rate fluctuations and increase in petroleum prices. We note that you have already included risk factors regarding these items. Also discuss any anticipated events that would be likely to cause a material change in the relationship between costs and revenues.

1. With respect to item 1, your comment is noted and will be addressed in future filings, if material.

Significant Accounting Estimates and Judgments, page 23

2. Your disclosures under significant accounting estimates and judgments are intended to provide an analysis and discussion of the significant estimates and assumptions you used to determine critical accounting estimates and, to the extent applicable, the potential impact of different estimates and assumptions. Please revise your disclosures in future filings to provide a more comprehensive discussion and analysis of your significant estimates and assumptions. For example, we believe your disclosures related to goodwill and impairment of long-lived assets should be enhanced by providing your investors with a sensitivity analysis of your current significant assumption and a quantification of the potential impact resulting from different levels of assumptions. We note that you have included a summary of production volumes and industry product trends in your quarterly filings. We believe this information should also be included in your annual filing to provide the reader with a clearer understanding of the information you are using in your impairment analysis.

2. With respect to item 2, your comment is noted and will be addressed in future filings.

Results of Operations, page 25

3. We note your disclosure on page 27 and elsewhere in your filing that the Canadian dollar strengthening against the US Dollar caused your Canadian production costs stated in US Dollars to increase. In future filings, if material, please quantify the impact these currency fluctuations have on your operating results.

3. With respect to item 3, your comment is noted and will be addressed in future filings, if material.

Liquidity and Capital Resources – Operating Activities, page 35

4. Your current discussion of cash flows from operating activities does not provide a reader with an understanding of the change from year to year. In future periodic filings, revise your disclosures to discuss the underlying reasons for any significant changes in the line items in your operating cash flows, such as accounts receivable and inventories. In this regard, please also revise future filings to quantify the impacts of those items which played a significant role in the change from year to year, for example, you refer to lower commodity OSB pricing and losses in your decking operations without quantification. Refer to SEC Release 33-8350.

4. With respect to item 4, your comment is noted and will be addressed in future filings.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies – Foreign Currency Translation, page 53

5. You indicate that the functional currency for your Canadian subsidiaries in the U.S. Dollar; however, you go on to say that “the financial statements of these foreign subsidiaries are remeasured into U.S. dollars…” Please clarify this statement for us and if appropriate, revise future filings.

5. Pursuant to Financial Accounting Standards Board Statement No. 52, paragraph 10,

“If an entity’s books of record are not maintained in its functional currency, remeasurement into the functional currency is required.”

LP’s Canadian subsidiaries’ books of record are maintained in Canadian dollars and as disclosed its functional currency is the U.S. dollar; therefore the financial statements of these entities must be remeasured into U.S. dollars. Future filings will clarify that the books of record for our Canadian subsidiaries are maintained in Canadian dollars.

Note 9. Accounts Payable and Accrued Liabilities, page 60

6. We note your disclosure here which indicates that you offer rebates. Please tell us, and include in future filings, your accounting policy for rebates.

6. Pursuant to Emerging Task Force 01-09, paragraph 30,

“ that the vendor should recognize the rebate or refund obligation as a reduction of revenue based on a systematic and rational allocation of the cost of honoring rebates or refunds earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate or refund.”

LP initially records estimated rebates as a reduction in revenue and increase in other accrued liabilities in connection with revenue transactions that result in progress by customers toward the earning of rebates. These estimated rebates are subsequently adjusted to reflect the actual rebates earned upon customers achieving the applicable revenue or sales volumes. LP is able to make reasonable estimates based upon the long term existence of these types of sales incentive programs and the commodity nature of LP products which result in a large volume of relatively homogeneous transactions. For the year ended December 31, 2006, LP recorded approximately $22.3 million of such rebates. LP will include disclosure similar to the foregoing in future filings.

Note 14. Stockholders’ Equity, page 71

7. Considering future disclosures, please provide to us the following: a summary of the status of nonvested share activity at year end as well as the compensation cost not yet recognized and the weighted average period over which it is expected to be recognized as required by paragraph A240b(2) and A240h of SFAS 123R, and the weighted-average grant-date fair value of options granted during the year as required by paragraph A240c(1) of SFAS 123R. Additionally, please clarify for us and in future filings disclose the reason for any difference between options outstanding at the end of the year and the amount vested and expected to vest at the end of the year.

7. With respect to item 7, your comment is noted and will be addressed in future filings. In addition, with respect to your request for clarification on the difference between options outstanding at the end of the year and the amount vested and expected to vest at the end of the year, the reason for this difference is based upon the expected forfeiture rate on these options. As of December 31, 2006, we anticipated that approximately ..3% of LP’s outstanding options would not vest due to employee terminations, and therefore the amount of options then vested or expected to vest (i.e., 2,127) is .3% less than the amount of options outstanding at December 31, 2006 (i.e., 2,134).

*     *     *     *     *

As requested by the Staff, LP acknowledges that:

•             LP is responsible for the adequacy and accuracy of the disclosure in its filings;

•             Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•             LP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions you wish to discuss, you may contact any one of the following:

Curtis M. Stevens

Executive Vice President, Administration and Chief Financial Officer

E-mail:  curt.stevens@lpcorp.com

Phone:  615.986.5632

Jeffrey Poloway

Corporate Controller

E-mail:  jeff.poloway@lpcorp.com

Phone:  615.986.5858

Becky Barckley

Controller, Financial Reporting

E-mail:  becky.barckley@lpcorp.com

Phones:  615.986.5875

Sincerely,

/S/ CURTIS M. STEVENS

Curtis M. Stevens
EVP, Administration and CFO

cc.	Ms. Mindy Hooker
Mr. Errol Sanderson